May 19, 2017

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attn: Nicholas P. Panos, Senior Special Counsel

Re:	Brookfield Canada Office Properties.
Schedule 13E-3
File No. 005-87275
Filed May 8, 2017 by Brookfield Canada Office Properties, et al.

Dear Mr. Panos:

On behalf of our client, Brookfield Canada Office Properties (“BOX”), as well as on behalf of Brookfield Properties Partners L.P. (“BPY”) and Brookfield Asset Management Inc. (“BAM”) and, together with BOX and BPY, the “Filing Persons”, we have set forth below their responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated May 15, 2017 relating to the Rule 13e-3 transaction statement on Schedule 13E-3, initially filed by the Filing Persons on May 8, 2017 (together with the exhibits thereto, the “Schedule 13E-3”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to their Schedule 13E-3 (“Amendment No. 1”). Amendment No. 1 contains the revisions to Schedule 13E-3 described in this letter. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-3.

Schedule 13E-3

1.	The last sentence of the introduction disclaims responsibility for each filing person for the information supplied by other filing persons. These statements are inconsistent with the required attestation that appears at the outset of the signature pages, and otherwise operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure provided by each filing person. Please revise.

Mr. Nicholas P. Panos

U.S. Securities and Exchange Commission

May 19, 2017

In response to the Staff’s comment, the disclaimer of responsibility under the heading “Introduction” in the Schedule 13E-3 has been deleted.

Effects of the Completed Transaction and Benefits to BPY Filing Persons

2.	Revise to indicate explicitly, if true, that BPY and its subsidiaries and affiliated control persons will become the direct beneficiaries of the cost savings associated with BOX’s no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings that are directly attributable to bypassing these compliance costs. Please indicate that these savings will be realized on an annual, recurring basis. Refer to Item 7 and corresponding Item 1013 of Regulation M-A.

In response to the Staff’s comment, the disclosure in Item 7(d) of the Schedule 13E-3 has been revised as requested.

Recommendation of the Board

3.	Please revise to state, if true, that the Board has produced the fairness determination on behalf of Box. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, the disclosure in Item 8(a)-(b) of Schedule 13E-3 has been revised as requested.

4.	Please revise to indicate, if true, that specific going concern and net book values were not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Refer to Instruction 2(iii) and (iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Net Book Value. The financial analysis conducted by Greenhill and adopted by the Special Committee and the Board did not consider BOX’s net book value per Trust Unit, an accounting concept, as a factor in their respective determinations of fairness. The disclosure on page 20 of the Circular has been revised to provide the requested information.

Going Concern Value.    The disclosure on page 21 of the Circular under the subheading “Valuation Approach and Methodologies” has been revised to clarify that the financial analysis conducted by Greenhill and adopted by the Special Committee and the Board included net asset value (“NAV”), corporate discounted cash flow (“DCF”) and distribution discount model analyses, and to state that the Filing Persons believe that the NAV, DCF and distribution discount model analyses are measures of BOX’s going concern value.

Mr. Nicholas P. Panos

U.S. Securities and Exchange Commission

May 19, 2017

5.	Revise to affirmatively state, if true, that neither BOX nor the other filing persons retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

In response to the Staff’s comment, the disclosure in Item 8(d) of Schedule 13E-3 has been revised as requested.

Summary of Valuation and Fairness Opinion

6.	Please describe the method of selecting Greenhill as financial advisor to the Special Committee of the Board of Trustees. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the disclosure in Item 9(b) of Schedule 13E-3 has been revised as requested.

If you have any questions regarding Amendment No. 1 or these responses, please feel free to contact me at +1 (212) 880-6363.

Sincerely,

/s/ Mile T. Kurta

cc: Michelle Campbell

A.J. Silber

Bryan K. Davis

Jeremy London